SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of April 17, 2003

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [ X ]	Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [ X ]

SIGNATURES
KLM TO WITHDRAW WAR SURCHARGE
KLM OUTSOURCES OFFICE AUTOMATION TO FUJITSU SERVICES
SALE OF BUZZ COMPLETED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: April 17, 2003	By	/s/ R.A. Ruijter

Name: R.A. Ruijter Title: Managing Director & CFO

	By	/s/ H.E. Kuipéri

Name: H.E. Kuipéri Title: Senior Vice President & General Secretary

03/031

KLM TO WITHDRAW WAR SURCHARGE

AMSTELVEEN, April 8, 2003 — KLM Cargo has decided to withdraw its war surcharge of EUR 0.10 per kilo of actual weight, as of April 14, 2003. The surcharge applied to Europe — Asia routes and Europe — Middle East routes.

On April 14, 2003 KLM will re-instate flights to a number of its Middle Eastern destinations suspended as a result of the situation in Iraq. These developments reduce the immediate inefficiencies which influenced KLM Cargo’s operational costs and forced KLM Cargo to introduce the war surcharge.

AMS/DR/SH/FH/ss

03/021

Joint Press Release

KLM OUTSOURCES OFFICE AUTOMATION TO FUJITSU SERVICES

AMSTELVEEN/MAARSSEN – April 9, 2003 – KLM Royal Dutch Airlines and Fujitsu Services today signed a four-year office automation contract. Expectations are that this will save KLM an amount of some € 10 million during the term of the contract. The contract itself represents a value of some € 40 million. Additionally, over the same period, KLM envisages additional savings on hardware and software of around € 5 million arising from better service.

Since April 1, 2003, the airline has been outsourcing management of a significant share of its office automation operations in the Netherlands to Fujitsu Services. In 2001, KLM began to pursue a policy of standardizing and outsourcing office automation operations. In so doing, ICT for the desktop environment within the KLM organization has become more structured and efficient resulting in lower costs and fewer interruptions in the workplace. Outsourcing IT management operations fits in well with the airline’s strategy of focusing solely on its core business. The decision to outsource office automation operations to Fujitsu Services stems from successful cooperation between the two parties in the past. A total number of around 7,000 workstations, 130 servers and 5 local area networks (LANs) are involved.

KLM has been in close contact with Fujitsu Services for some time now concerning the outsourcing of IT management operations. This led to an agreement between KLM Information Services – KLM’s automation organization – and Fujitsu Services in summer 2000. In so doing, the airline committed itself to engaging the services of at least 30 specialists from Fujitsu Services in managing the IT workstations over a two-year period. Cooperation proved successful and a few months later KLM approached Fujitsu Services, requesting the company to take over responsibility for the management of all KLM Benelux’s office automation operations in Hoofddorp. The implementation and operation of this project proved highly successful as well. Consequently, in spring 2002, Fujitsu Services was commissioned to manage the IT infrastructure of KLM’s Amstelveen Headquarters (1,800 workstations). The latter assignment established the basis for the agreement entered into on April 1, 2003, in which KLM agrees that Fujitsu Services will now assume responsibility for managing office automation operations at the Schiphol Center, Schiphol East, Rijswijk and Schiphol Rijk Campuses as well as HQ.

“KLM has taken a significant step towards establishing standardized worldwide workstation, infrastructure and service implementation. Service quality will be enhanced and gains will be achieved on the basis of organizational flexibility and economies of scale,” says KLM CIO Cees Koster, who heads up Information Services.

“We specialize in providing Infrastructure Outsourcing Services aimed at raising productivity among IT users while at the same time lowering the costs of IT management. I have every confidence in the resounding success of our continued cooperative relationship with KLM. Things are going extremely well,” says Frank Boekel, Managing Director of Fujitsu Services.

AMS/DR/PH/HB.km

03/033

SALE OF BUZZ COMPLETED

AMSTELVEEN, April 11, 2003 — KLM Royal Dutch Airlines today announced that it has completed the sale of buzz to Ryanair.

Effective April 11, 2003, the activities of buzz will be formally transferred to Ryanair. The transaction will be included in KLM’s results for the 2002/03 fiscal year.

AMS/DR/JC/km

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